Exhibit 99.1

Sierra Metals reports positive drilling results on wide high-grade structures from the Cuye Zone at the Yauricocha Mine, Peru

•	Current Drilling program at the Cuye Zone reflects high grade Polymetallic and Copper mineralization which continue and remain open to depth
•	11 holes have been completed to date from the 1070 level in the Cuye area
•	Copper sulphide mineralized areas have been defined containing widths of more than 45 meters which remain open at depth
•	Mineralized areas noted in core identified large dioritic intrusive inclusions which suggest wider orebodies exist
•	Drill hole 10 intercepted over 75 meters of continued high grade polymetallic and copper mineralization and included a 15-meter intercept of polymetallic mineralization followed by a 44-meter copper sulphide intercept
•	Drilling program also intercepted low-grade disseminated copper mineralization in the intrusive formation, which opens a new exploration concept not explored or known before at Yauricocha

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Drill hole highlights include:

Hole No.	From m	To m	Width	Ag g/t	Pb %	Cu %	Zn %	Au g/t
CUY 17-17-07	251.0	268.0	over 15 m	17	0.01	1.68	0.35	0.46
CUY 17-17-09	307.6	374.0	over 66 m	11	0.01	1.85	0.05	0.28
CUY 17-17-10	191.8	207.4	over 15 m	91	0.59	0.41	4.39	0.13
CUY 17-17-10	234.0	249.0	over 15 m	13	0.03	0.56	3.15	0.46
CUY 17-17-10	249.0	293.0	over 44 m	9	0.00	1.43	0.10	0.61

TORONTO, Dec. 19, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today announced drilling results demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha.

To date, 11 holes have been executed from the 1070 level of the Yauricocha Mine in the Cuye area. These holes have intercepted polymetallic sulphide mineralization containing high-grade silver, zinc, copper and lead zones over significant widths. These results demonstrate the potential for high grade mineralization within the reported area, and more importantly indicate the continued existence of extensive mineralization at depth.  These results come as part of an ongoing brownfield drilling program testing priority targets at the Yauricocha Mine, which is located 150 kilometers east-southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru.

Igor Gonzales, President and CEO of Sierra Metals stated: "Today's results represent the existence of high-grade polymetallic mineralization at the Northern extension of Cuye, and suggest the possibility of even further mineralization at depth specifically from the copper sulphide orebodies which contain significant widths as shown in figure 5." He continued, "The Central Mine area contains several high-grade mineralized areas opening the possibility for further discovery of additional orebodies along the Yauricocha fault. The Company has made a strong commitment to brownfield exploration in 2017 and results such as the ones released today continue to demonstrate that this investment is paying off with the potential to further grow our mineral resources and add high value tonnage. Brownfield drilling will continue into 2018 focusing on new discoveries and the expansion of areas within close proximity to our existing operations."

Alonso Lujan, Vice President, Exploration of Sierra Metals commented: "The results reported from Cuye demonstrate high-grade, sulphide mineralized sectors containing primarily silver, copper, lead and zinc as show in table 1 below.  The potential still exists for further extensions, within the Cuye zone which remains open at depth.The exploration completed at depth demonstrates considerable widths and high-grade nature of these orebodies." He added, "It is important to mention that the current drill holes extended into the intrusive formation which was assayed for the first time and led to the identification of low-grade disseminated mineralization on the intrusive. (see the intercepts on Figures 4, and 5) where we intercepted 14 meters with 0.67% Cu, 14.6 meters with 0.27% Cu and 19 meters with 0.18% Cu. The significance of this information is that prior exploration programs at Yauricocha have not typically assayed the intrusive rocks, as the mineralization was considered to occur in the contact of the intrusive and the volcanics.  The existence of disseminated copper mineralization in the intrusive rock formation opens a new exploration horizon previously unknown and a new interpretation of the sources of copper mineralization in the Yauricocha district."

All reported intercepts are core length as further drilling is required to determine true thicknesses.

A map of the Yauricocha Mine 1070 level (Central Mine) is shown in Figure 1. Figure 2 shows the location of the area explored and figures 3, 4 and 5 show the cross sections of the drill holes (Please note in figure 5 the width of the Copper sulphide orebody is more than 25 meters).

Table 1

Hole N°	From	To	Width (m)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (g/t)	Description
CUY-17-17-05	165.90	175.00	9.10	18	0.02	1.08	0.13	0.75	Copper Sulphide
CUY-17-17-06	232.00	238.00	6.00	81	0.09	1.48	8.05	0.40	Polymetallic Sulphide
	256.00	259.60	3.60	7	0.01	0.24	3.78	0.23	Polymetallic Sulphide
	262.00	265.40	3.40	7	0.01	0.20	2.05	0.13	Polymetallic Sulphide
	271.00	273.00	2.00	10	0.01	0.15	1.49	0.18	Polymetallic Sulphide
	276.30	277.80	1.50	5	0.02	0.11	1.29	0.13	Polymetallic Sulphide
	287.20	290.85	3.65	32	0.31	0.21	6.40	0.15	Polymetallic Sulphide
	292.90	293.90	1.00	48	0.19	0.10	1.04	0.16	Polymetallic Sulphide
	302.60	305.00	2.40	38	0.00	2.27	0.11	0.90	Copper Sulphide
CUY-17-17-07	251.00	268.00	15.50	17	0.01	1.68	0.35	0.46	Copper Sulphide
CUY-17-17-08	188.00	191.00	3.00	16	0.03	0.36	3.49	0.65	Polymetallic Sulphide
	193.00	194.90	1.90	16	0.06	0.45	0.64	0.32	Polymetallic Sulphide
	194.90	195.45	0.55	48	0.11	0.01	0.52	0.43	Pyrite
	195.45	205.00	6.05	15	0.02	0.92	0.41	0.25	Copper Sulphide
CUY-17-17-09	282.00	289.40	6.50	93	1.66	0.45	5.18	0.35	Polymetallic Sulphide
	290.70	290.90	0.20	155	1.98	0.72	9.01	0.11	Polymetallic Sulphide
	299.00	303.00	4.00	35	0.04	1.80	0.38	0.73	Copper Sulphide
	305.00	307.60	2.60	60	0.08	2.44	7.04	0.66	Polymetallic Sulphide
	307.60	374.00	66.40	11	0.01	1.85	0.05	0.28	Copper Sulphide
	375.00	382.00	4.00	75	1.52	1.04	5.25	0.06	Polymetallic Sulphide
CUY-17-17-10	157.40	158.00	0.60	315	4.28	0.10	3.10	0.38	Polymetallic Sulphide

	175.10	183.50	8.40	65	0.79	0.07	1.36	0.22	Polymetallic Sulphide
	191.80	207.40	15.60	91	0.59	0.41	4.39	0.13	Polymetallic Sulphide
	215.40	216.30	0.90	21	0.04	0.15	21.50	0.15	Polymetallic Sulphide
	234.00	249.00	15.00	13	0.03	0.56	3.15	0.46	Polymetallic Sulphide
	249.00	293.00	44.00	9	0.00	1.43	0.10	0.61	Copper Sulphide
CUY-17-17-11	103.80	104.50	0.70	16	0.02	0.12	14.75	0.18	Polymetallic Sulphide
	173.50	178.10	4.60	27	0.02	1.35	0.12	0.74	Copper Sulphide

Quality Control

All samples were dried, crushed and pulverized by the Chumpe Lab at site, pulp samples were shipped by ALS Peru S.A. Lab Chemex) to their laboratory in Lima, Peru.

The quality assurance-quality control (QA-QC) program employed by Sierra Metals has been described in detail in the NI-43-101 report for Yauricocha dated December 9, 2016, prepared by SRK Consulting in Denver, which is available for review on Sedar. Standards and blanks are inserted into the sample stream and duplicate samples are sent to the ALS Peru S.A. lab (Chemex) in Lima as per internal quality control procedures.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 19-DEC-17